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Exhibit (a)(11)

Contact:	Joey Iske Director of Investor Relations 708-457-4060; jiske@methode.com

METHODE ELECTRONICS BOARD SUPPORTS EXISTING AGREEMENT TO
ELIMINATE DUAL CLASS STRUCTURE

        CHICAGO, August 14, 2003—Methode Electronics, Inc. (Nasdaq: METHA, METHB) today reported that its Board of Directors has determined to proceed with the Company's previously announced agreement with the McGinley Family Trusts through which it will eliminate the Company's dual-class stock structure. In connection with this decision, the Board has recommended that holders of Methode's Class B Shares reject Dura Automotive Systems, Inc.'s (Nasdaq: DRRA) revised unsolicited tender offer for the Company's Class B shares, which, if successful, would enable Dura to take control of Methode by buying approximately 1% of the Company's outstanding shares.

        On July 21, 2003, Methode announced a binding agreement with the McGinley Family Trusts, holders of a majority of the Class B shares, under which each share of Class B stock outstanding after the redemption of certain of the Trust's shares will be converted in a merger into $23.55 in cash. The McGinley Family Trusts have agreed to take all necessary action to expeditiously effectuate the merger, which will eliminate Methode's dual-class structure and create a one-share, one-vote capital structure. The merger is subject to the approval of the Company's Class A shareholders and Class B shareholders, voting as a single class. Approximately 90% of the total voting power is held by the Class A shareholders and another 5% is held by the McGinley Family Trusts, which have agreed to vote in favor of the merger.

        William T. Jensen, Chairman of Methode said, "The Board remains committed to Methode's existing agreement with the McGinley Family Trusts and regards Dura's bid for 1% of the Company's shares as nothing more than a transparent attempt to take control of Methode at the expense of 99% of the shareholders. The Board of Directors takes its fiduciary duties very seriously and can not—and will not—facilitate a transaction which is not in the best interest of our shareholders."

        Warren Batts, Chairman of Methode's Special Committee and a Class A Director of the Company said, "Dura's persistent attempt to undermine Methode's conversion to a unified equity base in which shareholders have equal voting rights is both inappropriate and perplexing at a time when most companies are striving to improve their governance and investors and regulators are encouraging shareholder democracy."

        The Methode Board's recommendation regarding the revised Dura offer, which was reached after careful consideration of the revised offer with independent legal and financial advisors, is detailed in an amended Schedule 14D-9 that was filed today with the United States Securities and Exchange Commission. In the amended 14D-9 filing, Methode outlines the specific reasons for the Board's conclusion, including the following:

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  The determination of the Special Committee of independent directors that the revised Dura offer is not fair to and is not in the best interests of the Company's stockholders;

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  The fact that holders of a majority of the Class B shares have committed not to sell their shares (including into the Revised Offer) during the term of the Agreement and the Board's belief that Dura is unlikely to waive the condition in the Revised Offer requiring that a majority of the Class B shares be tendered; and

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  The Board's belief that the existing binding agreement between the Company and the McGinley Family Trusts, through which Methode will eliminate its dual class stock structure and all minority Class B shareholders will receive a premium above the price the McGinley Family Trusts are receiving, provides for a superior transaction for the Company and its stockholders.

        Stockholders of Methode are strongly advised to read Methode's amended solicitation/recommendation statement on Schedule 14D-9. The 14D-9 filing provides important information that supports the Board's conclusion and recommendation. The Company will mail that filing to all of its stockholders. The filing may also be accessed free of charge on the Company's website at http://www.methode.com or on the SEC's website at http://www.sec.gov.

About Methode Electronics

        Methode Electronics, Inc. is a global manufacturer of component and subsystem devices. Methode designs, manufactures and markets devices employing electrical, electronic, wireless, sensing and optical technologies. Methode's components are found in the primary end markets of the automotive, communications (including information processing and storage, networking equipment, wireless and terrestrial voice/data systems), aerospace, rail and other transportation industries; and the consumer and industrial equipment markets. Further information can be found at Methode's website at http://www.methode.com.

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  Exhibit (a)(11)
METHODE ELECTRONICS BOARD SUPPORTS EXISTING AGREEMENT TO ELIMINATE DUAL CLASS STRUCTURE